STINGRAY COPPER INC.

(A development stage corporation)

Consolidated Financial Statements

Years ended January 31, 2009 and 2008

SMITH
NIXON

Smith Nixon LLP
Chartered Accountants
Suite 1900, 390 Bay Street
Toronto, Ontario
M5H 2Y2

T: 416.361.1622
F: 416.367.1238
www.smith-nixon.com

AUDITORS' REPORT

To the Shareholders of
Stingray Copper Inc.
(A development stage corporation)

We have audited the consolidated balance sheets of Stingray Copper Inc. as at January 31, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at January 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Smith Nixon LLP

Licensed Public Accountants
Chartered Accountants
Toronto, Ontario
March 27, 2009

STINGRAY COPPER INC.
(A development stage corporation)
CONSOLIDATED BALANCE SHEETS

As at January 31,	**2009**	2008
ASSETS		
Current assets		
Cash and cash equivalents	**$ 17,137,058**	$ 22,823,700
Accounts receivable	**696,505**	1,219,844
	17,833,563	24,043,544
Property and equipment (note 6)	**143,000**	202,026
Mineral exploration properties (note 7)	**46,247,318**	41,274,096
	$ 64,223,881	$ 65,519,666
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$ 597,407**	$ 1,077,058
Future tax liability (note 9(d))	**8,930,100**	9,064,435
SHAREHOLDERS' EQUITY		
Share capital (note 8(b))	**58,821,318**	58,821,318
Warrants (note 8(c))	**6,763,740**	7,830,592
Stock options (note 8(d))	**1,815,335**	1,607,116
Contributed surplus (note 8(e))	**1,326,283**	178,475
Deficit	**(14,030,302)**	(13,059,328)
	54,696,374	55,378,173
	$ 64,223,881	$ 65,519,666

See accompanying notes to the consolidated financial statements

On behalf of the Board:

"Peter Mordaunt" — Director

"Steve Brunelle" — Director

STINGRAY COPPER INC.
(A development stage corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended January 31,	2009	2008
Operating expenses		
Amortization	$ 10,872	$ 15,532
Office rent, telephone and reception	115,347	102,750
Professional fees	117,547	29,332
Promotion and travel	140,062	168,204
Regulatory fees	26,855	133,345
Salaries and benefits	453,487	402,451
Shareholder communications	34,217	33,633
Stock-based compensation (note 8(d))	289,175	1,352,748
Transfer agent fees	28,301	35,502
Loss from operations	(1,215,863)	(2,273,497)
Other income (expense)		
Interest and other income	718,366	892,064
Foreign exchange gain (loss)	77,755	(84,655)
Write-off of mineral properties	(413,168)	(297,831)
Property maintenance costs	(213,209)	-
Loss on sale of equipment	-	(5,192)
Ontario capital tax	(59,191)	-
	110,553	504,386
Loss before income taxes	(1,105,310)	(1,769,111)
Future income taxes (note 9(a))	(134,336)	994,200
Net loss	(970,974)	(2,763,311)
Deficit, beginning of year	(13,059,328)	(10,296,017)
Deficit, end of year	$(14,030,302)	$(13,059,328)
Loss per share		
Basic and diluted (note 8)(f))	$ (0.02)	$ (0.06)
Weighted average number of shares outstanding during the year	58,725,982	48,375,104

See accompanying notes to the consolidated financial statements

STINGRAY COPPER INC.
(A development stage corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 31,	2009	2008
Cash provided by (used in)		
Operations		
Net loss	$ **(970,974)**	$ (2,763,311)
Items not involving cash		
Amortization	**10,872**	15,532
Stock-based compensation	**289,175**	1,352,748
Write-off of mineral property	**413,168**	297,831
Loss on sale of equipment	-	5,192
Future income taxes	**(134,336)**	994,200
	(392,095)	(97,808)
Change in non-cash working capital		
Accounts receivable	**523,339**	(1,108,035)
Deferred charges	-	143,802
Accounts payable and accrued liabilities	**(479,651)**	748,523
	(348,407)	(313,518)
Investing		
Increase in mineral exploration properties	**(5,333,400)**	(1,950,301)
Purchase of equipment	**(4,835)**	(76,171)
Proceeds on sale of equipment	-	8,277
Normex acquisition (note 5)	-	(23,146,436)
Cash acquired on Normex acquisition	-	4,049
	(5,338,235)	(25,160,582)
Financing		
Net proceeds from issuance of shares	-	46,676,350
Net change in cash during the year	**(5,686,642)**	21,202,250
Cash and cash equivalents, beginning of year	22,823,700	1,621,450
Cash and cash equivalents, end of year	**$ 17,137,058**	$ 22,823,700

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Stingray Copper Inc. ("Stingray" or "the Corporation") was incorporated under the laws of the Province of British Columbia and continued under the Canada Business Corporations Act. During the year ended January 31, 2004, the Corporation changed its name from Poseidon Minerals Ltd. to Stingray Resources Inc. and consolidated its capital stock on a 2:1 basis. On June 28, 2007 the Corporation changed its name from Stingray Resources Inc. to Stingray Copper Inc.

The Corporation has four wholly-owned subsidiaries as follows:

Minera Stingray S.A de C.V. ("Minera") (1)
Recursos Stingray de Cobre S.A. de C.V. ("Recursos") (1)
4394909 Canada Inc. (2)
4394895 Canada Inc. (2)

(1) Incorporated under the laws of Mexico

(2) Incorporated under the Canada Business Corporation Act

The Corporation is in the process of determining whether its mineral exploration properties contain reserves that are economically recoverable. The recovery of amounts capitalized for mineral exploration properties and related deferred costs in the consolidated balance sheet is dependant upon the existence of economically recoverable reserves, the ability of the Corporation to arrange appropriate financing to complete the development of the properties and upon future profitable production or proceeds from their disposition.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Corporation be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All references to the Corporation should be treated as references to the Corporation and its subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amount of revenue and expenses during the year. The most significant estimates and assumptions include the impairment of the mineral exploration properties and the valuation of stock-based compensation and other stock-based payments. Actual results could differ materially from those estimates. Management believes that the estimates are reasonable.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments and Comprehensive Income (Loss)

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in the statement of operations.

The Corporation has made the following classifications:

Cash and cash equivalents	Held for trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities

Transaction costs are expensed as incurred for financial instruments.

Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862), and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Corporation on February 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Corporation has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

Financial Instruments
Handbook Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how that entity manages those risks. The Corporation has included disclosures recommended by the new Handbook section in Note 4(b) to these consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, including guaranteed investment certificates with maturity dates of 3 months or less or which are cashable without penalty.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Exploration Properties

The Corporation records its interest in mineral exploration properties at cost. Direct costs relating to the acquisition, exploration and development of mineral exploration properties, less recoveries, are deferred until such time as the properties are either put into commercial production, sold, determined not to be economically viable or abandoned. If the property is placed into production, deferred costs would be amortized over the estimated life of the mineral property. The deferred costs would be written off if the property is sold or abondoned. If it is determined that the carrying value of a property exceeds its net recoverable amount as estimated by management, or exceeds the selling value of the property, a provision is made for the decline in value and charged against operations in the year of determination of value.

The amounts shown for mineral exploration properties represent cost incurred to date, less write-offs and recoveries, and do not necessarily reflect present or future values of the particular properties.

Impairment of Long-Lived Assets

The Corporation periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

Asset Retirement Obligation

The Corporation is subject to the provisions of CICA Handbook Section 3110, Asset Retirement Obligations, which require the estimated fair value of any asset retirement obligations to be recognized as a liability in the period in which the related environmental disturbance occurs and the present value of the associated future costs can be reasonably estimated. As of January 31, 2009 and 2008 the Corporation has not incurred and is not committed to any asset retirement obligations in respect of its mineral exploration properties.

Income Taxes

The Corporation uses the asset and liability method of tax allocation for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed. Future income taxes are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

Foreign Currency Translation

The Corporation's foreign operations are integrated and are included in these consolidated financial statements on the basis that monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non monetary assets and liabilities at historical exchange rates. Income and expenses are translated at average rates in the month they occurred. Gains and losses on translation are recorded in loss from operations.

Loss Per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Interest income derived from cash and cash equivalents is recognized when earned.

Stock-based Compensation

The Corporation uses the fair value method to account for stock options granted. Under the fair value method, the Corporation recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being allocated to stock options under shareholders' equity. Upon exercise of these stock options, amounts previously credited to stock options under shareholders' equity are reversed and credited to share capital. Upon expiry of these stock options, amounts previously credited to stock options under shareholders' equity are reversed and credited to contributed surplus.

Other Stock-based Payments

The Corporation accounts for other stock-based payments on the fair value of services granted or the equity instruments issued in exchange for the receipt of goods and services from non-employees by using the stock price and other measurement assumptions as at the measurement date, whichever is the more reliably measured.

Capital Assets

Capital assets are recorded at cost and are amortized using the following methods and rates per annum or years of useful life:

	Method	Rate/Life
Canada		
Automotive equipment	Declining balance	30%
Office equipment	Declining balance	20%
Mexico		
Buildings	Straight line	20 years
Office and computer equipment	Straight line	3 to 10 years
Automotive equipment	Straight line	4 years

Going Concern

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The Company has made appropriate disclosures in Note 1 to these consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Changes

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Corporation is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier applications encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets.

The Corporation is currently assessing the impact of this new accounting standard on its consolidated financial statements.

3. CAPITAL MANAGEMENT

The Corporation's objective when managing capital is to maintain adequate levels of funding to support development of its mineral exploration properties, to expand regional exploration activities within Mexico and to maintain corporate and administrative functions.

The Corporation considers its capital to be equity, which is comprised of share capital, warrants, stock options, contributed surplus, and deficit, which at January 31, 2009 totaled $54,968,774 (2008 - $55,378,173).

The Corporation manages its capital structure in a manner that provides sufficient funding for development of its mineral exploration properties, exploration in Mexico and operational activities. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurances that the Corporation will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management to sustain future development of the business.

The Corporation invests all capital that is surplus to its immediate need in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable.

There were no changes in the Corporation's approach to capital management during the year ended January 31, 2009. The Corporation is not subject to externally imposed capital requirements.

4. PROPERTY AND FINANCIAL INSTRUMENT RISK FACTORS

(a) Property risk

The Corporation's major mineral exploration property is the El Pilar property. Unless the Corporation acquires or develops additional material properties, the Corporation will be mainly dependent upon this property. If no additional major mineral exploration properties are acquired by the Corporation, any adverse development affecting this property would have a material adverse effect on the Corporation's financial condition and results of operations.

(b) Financial Instrument Risk

The Corporation's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and other price risk).

Risk management is carried out by the Corporation's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Corporation's credit risk is primarily attributable to cash and cash equivalents and accounts receivable. Cash and cash equivalents are held with reputable financial institutions which are closely monitored by management. Financial instruments included in accounts receivable consist of accrued interest and are in good standing as of January 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and accounts receivable is minimal.

Liquidity Risk

Liquidity refers to the risk that the Corporation will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of January 31, 2009, the Corporation had a cash and cash equivalents balance of $17,137,058 (January 31, 2008 - $22,823,700) to settle current liabilities of $597,407 (January 31, 2008 - $1,077,058). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

Interest rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Corporation has cash balances and no interest-bearing debt. The Corporation's current policy is to invest excess cash in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the creditworthiness of its financial institutions.

4. PROPERTY AND FINANCIAL RISK FACTORS (continued)

Market Risk (continued)

Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Corporation's functional currency is the Canadian dollar. The Corporation funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using the US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada and Mexico. The Corporation is subject to gains and losses due to fluctuations in US dollar and Mexican currency against the Canadian dollar.

Other price risk

The Corporation is exposed to other price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, particularly as they relate to copper, individual equity movements, and the stock market in general to determine the appropriate course of action to be taken by the Corporation.

Fair Value

The Corporation has, for accounting purposes, designated its cash and cash equivalents as held for trading, which are measured at fair value. Accounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which approximates fair market value due to its short-term nature. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also approximates fair market value due to its short-term nature.

Fair market value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Sensitivity Analysis

The sensitivity analysis shown in the notes below may differ materially from actual results.

(i) Interest rate risk on cash equivalents is minimal as these have fixed interest rates.

(ii) Financial instruments denominated in US dollars and Mexican pesos are subject to foreign currency risk. As at January 31, 2009, had the US dollar and Mexican peso weakened/strengthened by 10% against the Canadian dollar with all other variables held constant, the Corporation's loss and equity for the twelve months ended January 31, 2009 would have been approximately $11,000 higher/lower as a result of foreign exchange losses/gains on translation of non-Canadian dollar denominated financial instruments.

4. PROPERTY AND FINANCIAL RISK FACTORS (continued)

(c) Other risks

(i) The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that planned exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral exploration properties is dependent upon completion of the acquisition of the mineral property interests, the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production. Changes in future conditions could require material write downs of the carrying values of a mineral property.

Although the Corporation has taken steps to verify title to the properties on which it is conducting exploration and in which it is acquiring an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Corporation's title. Property title may be subject to unregistered prior agreements, noncompliance with regulatory requirements, the risk of foreign investment, increase in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

(ii) Commodity price risk could adversely affect the Corporation. In particular, the Corporation's future profitability and viability of development depends upon the world market price of base metals. Base metal prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of base metals may be produced in the future, a profitable market will exist for them. A decline in the market price of base metals may also require the Corporation to reduce the carrying values of its mineral properties, which could have a material and adverse effect on the Corporation's value. As of January 31, 2009, the Corporation is not a base metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Corporation's liquidity and its ability to meet its ongoing obligations.

(iii) Mineral property risk is significant. In particular, if an economic reserve body is not found, the Corporation cannot enter into commercial production and generate sufficient revenues to fund its continuing operations. There can be no assurance that the Corporation will generate any revenues or achieve profitability or provide a return on investment in the future from any of its properties it may have an interest in.

5. ACQUISITION OF SUBSIDIARY

On December 29, 2006, the Corporation entered into a Share Purchase Agreement ("Agreement") with Xstrata plc ("Xstrata") to acquire all of the issued and outstanding shares of 4394895 Canada Inc. and 4394000 Canada Inc. which collectively held a 100% interest in the share capital of Noranda Exploration Mexico S.A. de C.V. ("Normex"). Normex owned a 100% interest in the El Pilar property and several other properties within Mexico. Under the Agreement the Corporation paid a deposit of $2,562,075 (US$2,250,000) to Xstrata towards the purchase price of US$20,000,000.

On April 27, 2007 the Corporation completed the acquisition by making cash payments totaling $20,015,858 (US$17,750,000) and by issuing 4,219,652 common shares of the Corporation, representing 5% of the outstanding shares at the closing of the acquisition for consideration of $5,063,582. In addition, the Corporation paid $468,503 as required under the Agreement as severance payable to the employees of Normex and $100,000 relating to the cost of the acquisition. The name Normex has been changed to Recursos Stingray de Cobre S.A. de C.V.

5. ACQUISITION OF SUBSIDIARY (continued)

The Agreement also provides for an additional 5% of the outstanding shares to be issued to Xstrata upon delivery of a positive feasibility study, a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% Back-In Right for Xstrata exercisable under certain conditions. If the Back-In Right provision is exercised a joint venture would be formed and the Corporation would remain the operator.

Purchase Price

The purchase method of accounting has been utilized to record the acquisition.

Shares of Noranda Exploration Mexico S.A. de C.V.	$ 16,606,297
Debt owing to Noranda Mining and Exploration Inc.	5,971,636
	22,577,933
Shares of Stingray issued to vendors on closing - 4,219,652 shares	5,063,582
Transaction costs	568,503
Total cash and shares	$ 28,210,018
Fair value of the assets acquired	
Cash	$ 4,049
Accounts receivable	42,826
Capital assets	77,696
Mineral exploration properties	36,379,153
Accounts payable	(81,089)
Taxes payable	(142,382)
Future tax liability	(8,070,235)
Total	$ 28,210,018

6. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net
January 31, 2009			
Land	**$ 6,390**	**$ -**	**$ 6,390**
Buildings	**27,278**	**1,478**	**25,800**
Automotive equipment	**185,118**	**169,114**	**16,004**
Office equipment	**297,706**	**202,900**	**94,806**
	$ 516,492	**$ 373,492**	**$ 143,000**

	Cost	Accumulated Amortization	Net
January 31, 2008			
Land	$ 6,390	$ -	$ 6,390
Buildings	27,278	114	27,164
Automotive equipment	185,118	141,207	43,911
Office equipment	292,862	168,301	124,561
	$ 511,648	$ 309,622	$ 202,026

7. MINERAL EXPLORATION PROPERTIES

	Balance January 31, 2008	**Acquisition**	**Additions**	**Written off**	**Balance January 31, 2009**
Property					
El Pilar	$ 40,860,928	$ -	**$ 5,386,390**	**$ -**	**$ 46,247,318**
Elephant 8	413,168	-	**-**	**(413,168)**	**-**
	$ 41,274,096	$ -	**$ 5,386,390**	**$ (413,168)**	**$ 46,247,318**

	Balance January 31, 2007	Acquisition	Additions	Written off	Balance January 31, 2008
Property					
El Pilar	$ -	$ 36,379,153	$ 4,481,775	$ -	$ 40,860,928
Elephant 8	384,677	-	28,491	-	413,168
El Indio	295,721	-	$ 2,110	(297,831)	-
	$ 680,398	$ 36,379,153	$ 4,512,376	$ (297,831)	$ 41,274,096

El Pilar

The property is located in the north-central State of Sonora, Mexico, approximately fifteen kilometres south of the Arizona, USA / Sonora, Mexico border. The property is situated in the highly productive and prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits. The property consists of concessions that total 7,168 hectares in seventeen concession blocks.

Elephant 8

During the year ended January 31, 2005, the Corporation staked a large exploration concession named Elephant 8 in the State of Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 37,000 hectares and is located 60 kilometres from the town of Alamos in Sonora.

During the year, the Company decided to cease exploration activities and place the property under care and maintenance. As a result, the Corporation has written off exploration expenditures of $413,168.

El Indio

On September 19, 2003, the Corporation completed an agreement with Minera Uruachic S.A. de C.V. to earn a 75% interest and become the operator of three gold exploration properties located in the Uruachic gold district, Chihuahua, Mexico. The Corporation could earn its interest over a seven year option period by making a series of cash payments totaling $500,000, issuing 250,000 common shares and incurring $1,000,000 in exploration expenditures on the properties. As of January 31, 2007, the Corporation had paid $150,000 as required, issued 75,000 common shares as required and incurred $130,721 in total exploration expenditures versus the required $300,000.

On June 28, 2007, the Corporation terminated its agreement with Minera Uruachic S.A. de C.V. and the accumulated costs on the property of $297,831 were written off.

7. MINERAL PROPERTIES (continued)

Other Exploration Properties

As part of the Normex purchase (note 5), the Corporation acquired several additional exploration properties in Mexico. These properties total more than 187,000 hectares and are at various stages of development which offer the Corporation additional exploration opportunities. Property maintenance costs have been expensed during the year.

8. SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value

(b) Issued

Share	Number of Shares	Amount
Balance January 31, 2007	12,806,330	$ 14,911,978
Issued for cash	41,700,000	50,040,000
Fair value of warrants issued to brokers and unit holders	-	(7,830,592)
Share issue costs	-	(3,363,650)
Issued for acquisition of El Pilar mineral properties (note 5)	4,219,652	5,063,582
Balance January 31, 2008 and 2009	**58,725,982**	**$ 58,821,318**

On April 24, 2007 the Corporation closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consists of one common share of the Corporation and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Corporation at a price of $1.80 at any time until April 24, 2009.

The warrants were assigned a value of $6,763,740 using the Black-Scholes option pricing method with the following assumptions: expected life of two years; expected volatility of 67%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%.

The Corporation paid the brokers 6% of the gross proceeds raised from the offering. As additional compensation, the Corporation granted the agents non-transferable options to purchase 2,502,000 common shares of the Corporation at a price of $1.20 at any time until October 24, 2008. The warrants were assigned a value of $1,066,852 using the Black-Scholes option pricing method with the following assumptions: expected life of eighteen months: expected volatility of 70%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%.

8. SHARE CAPITAL (continued)

(c) Warrants

The number of warrants outstanding is as follows:

	Number of Warrants	Allocated Value	Average Exercise Price
Balance, January 31, 2007		$ -	$ -
Issued on offering April 24, 2007			
Shareholders - expire April 24, 2009	20,850,000	6,763,740	1.80
Brokers - expire October 24, 2008	2,502,000	1,066,852	1.20
Balance January 31, 2008	**23,352,000**	**7,830,592**	**1.74**
Expired during the year	**(2,502,000)**	**(1,066,852)**	**1.20**
Balance January 31, 2009	**20,850,000**	**$ 6,763,740**	**$ 1.80**

(d) Stock Options

The Corporation has a stock option plan for employees, consultants, officers and directors. The number of common shares reserved for issue under the stock option plan may not exceed 10% of the issued and outstanding capital of the Corporation at any given time. The term of the options granted under the stock option plan may not exceed five years from the date of the grant and the option price, which may be determined by the directors of the Corporation, may not be less than the market price for the common shares, less an approved discount.

On April 26, 2007 the Corporation granted options to purchase 1,565,000 common shares of the Corporation. The fair value of the options on the date of grant was estimated to be $1,094,248 using the Black-Scholes option pricing method with the following assumptions: expected life of five years; expected volatility of 65%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%. Since the options vested on date of grant, this amount was included in stock-based compensation for the year.

On June 28, 2007 the Corporation granted options to purchase 550,000 common shares of the Corporation. The fair value of the options on the date of grant was estimated to be $258,500 using the Black-Scholes option pricing method with the following assumptions: expected life of five years; expected volatility of 68%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%. Since the options vested on date of grant, this amount was included in stock-based compensation for the year.

On June 18, 2008 the Corporation granted options with an exercise price of $0.75 and a five year expiry to purchase 725,000 common shares of the Corporation. The fair value of the options on the date of the grant was estimated to be $289,175 using the Black-Scholes option pricing method with the following assumptions: expected life of five years; expected volatility of 64%; risk-free interest rate of 3.1% per annum; and a dividend yield of nil%. Since the options vested on the date of the grant, the amount was included in stock-based compensation for the year.

8. SHARE CAPITAL (continuned)

(d) Stock Options (continued)

Stock option transactions and the number of stock options outstanding is as follows:

	Number of Options		Value		Weighted Average Exercise Price
Balance, January 31, 2007	610,000	$	254,368	$	0.84
Granted during the year	2,115,000		1,352,748		1.20
Balance January 31, 2008	**2,725,000**		**1,607,116**		**1.10**
Granted during the year	**725,000**		**289,175**		**0.75**
Expired during the year	**(140,000)**		**(80,956)**		**1.02**
Balance, January 31, 2009	**3,310,000**	**$**	**1,815,335**	**$**	**1.04**

At January 31, 2009, the following options are outstanding and exercisable to purchase common shares:

Grant date	Expiry date	Number of Options		Value		Exercise Price
May 28, 2004	May 28, 2009	160,000	$	86,939	$	1.00
May 28, 2004	May 28, 2009	115,000		66,147	$	0.75
June 29, 2005	June 29, 2010	275,000		76,262	$	0.80
April 26, 2007	April 26, 2012	1,485,000		1,038,312	$	1.20
June 28, 2007	June 28, 2012	550,000		258,500	$	1.20
June 18, 2008	June 18, 2013	725,000	$	289,175	$	0.75
Balance, January 31, 2009		**3,310,000**	**$**	**1,815,335**		

(e) Contributed surplus

Balance January 31, 2007 and 2008	**$**	**178,475**
Value of options expired during the year		**80,956**
Value of warrants expired during the year		**1,066,852**
Balance January 31, 2009	**$**	**1,326,283**

(f) Loss Per Share

The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective years, which amounted to 58,725,982 for the year ended January 31, 2009 (2008 - 48,375,104).

9. INCOME TAXES

(a) Provision for income taxes

The major factors that cause variations from the Corporation's combined federal and provincial statutory Canadian income tax rates of 33.5% (2008 - 36.12%) were the following:

	2009	2008
Loss before income taxes	$ (1,105,310)	$ (1,769,111)
Expected tax recovery at statutory rates	(370,300)	(639,000)
(Increase) decrease resulting from:		
Non-capital losses	757,600	446,200
Stock-based compensation	96,900	488,600
Loss on sale of assets	-	1,900
Share issue costs	(232,100)	(305,500)
Difference in future tax rates	1,900	-
Capitalized exploration costs	(394,500)	994,200
Other	6,164	7,800
	$ (134,336)	$ 994,200

(b) Canadian future income tax balances

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at January 31, 2009 are as follows:

	2009	2008
Future income tax assets (liabilities)		
Excess of book value over tax value of:		
Unclaimed Canadian non-capital losses	$ 420,300	$ 435,000
Unclaimed share issue costs	602,700	803,600
Unclaimed Canadian tax pools	2,246,200	2,163,200
Valuation allowance	(3,269,200)	(3,401,800)
	$ -	$ -

(c) Canadian losses carried forward

At January 31, 2009, the Corporation had non-capital losses carried forward of approximately $1,449,191 which have not been recognized in these financial statements. The right to use these losses expires as follows:

2010	$ 57,900
2027	153,100
2028	355,900
2029	882,291
	$ 1,449,191

9. INCOME TAXES (continued)

(d) Mexican future income tax balances

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at January 31, 2009 are as follows:

	2009	2008
Future income tax assets (liabilities)		
Excess of book value over tax value of Mexican mineral properties	**$(12,949,200)**	$(11,556,700)
Unclaimed Mexican non-capital losses	**7,344,800**	5,453,400
Valuation allowance	**(3,325,700)**	(2,961,135)
	$ (8,930,100)	$ (9,064,435)

(e) Mexican losses carried forward

At January 31, 2009, the Corporation had non-capital losses carried forward of approximately $26,231,500 which have not been recognized in these financial statements. The right to use these losses expires as follows:

2009	$ 2,962,453
2010	3,592,538
2011	1,585,126
2012	1,550,519
2013	994,291
2014	667,522
2015	1,244,510
2016	1,240,860
2017	3,941,274
2018	8,452,407
	$ 26,231,500

10. RELATED PARTY TRANSACTIONS

During the year, the Corporation incurred professional fees of $47,930 (2008 - $129,699) to a law firm in which a director of the Corporation is a partner.

For the year ended January 31, 2009, consulting fees of $56,300 (2008 – Nil) were paid to two directors of the Corporation. These expenditures have been allocated to mineral exploration properties.

Amounts due to related parties are due to directors, companies controlled by directors and companies with directors in common. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These amounts are unsecured, non-interest bearing, with no specific terms of repayment and are included in accounts payable and accrued liabilities: 2009 - $13,312 (2008 - Nil).

11. COMMITMENT

The Corporation is committed to the payment of $42,199 for premises under a rental agreement expiring November 2010.

12. SEGMENTED INFORMATION

The Corporation operates in one business segment, being the acquisition and exploration of mineral properties, and conducts its operations in Canada and Mexico. All of the Corporation's properties are in Mexico and it operates in one geographic segment in relation to its exploration activities.

13. CONTINGENCY

In November 2006, the Corporation entered into a provisional land occupancy contract and an exclusive promissory agreement on compulsory expropriation with respect to its El Pilar property. In May 2008 a claim was filed against the Corporation asking that the occupancy contract be declared null and void. In the opinion of management there is no merit to this claim and as such no provision for any loss has been included in these financial statements.

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation. Net loss previously reported has not been affected by this reclassification.

STINGRAY COPPER INC.
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEAR ENDED JANUARY 31, 2009

Dated: April 22, 2009

GENERAL

This following Management Discussion and Analysis ("MD&A") of Stingray Copper Inc. ("Stingray" or the "Corporation") should be read in conjunction with the Audited Consolidated Financial Statements for the years ended January 31, 2009 and 2008 and notes thereto. This MD&A covers the last completed fiscal year and the subsequent period up to the date of filing. All dollar amounts are stated in Canadian dollars, unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Readers are encouraged to read the Corporation's public information filings at Sedar at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain statements contained in the sections "Mineral Properties", "Liquidity and Capital Resources", "Critical Accounting Estimates" and "Contractual Commitments" of this Management Discussion and Analysis constitute forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the interpretation of drill results, mineral resource and reserve estimates and capital cost estimates may also be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present and how much capital will be required if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Management Discussion and Analysis should not be unduly relied upon. These statements speak only as of the date of this Management Discussion and Analysis. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Management Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

- general business and economic conditions;
- the supply and demand for, deliveries of, and the level and volatility of prices of copper;
- the availability of financing for the Corporation's development project on reasonable terms;
- the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
- the ability to attract and retain skilled staff;
- market competition;
- the accuracy of our resource estimate (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based;
- tax benefits and tax rates.

These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity and, particularly, copper prices, access to skilled mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See "**Risk Factors**". The Corporation cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Corporation's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Corporation also cautions readers not to place undue reliance on these forward-looking statements. Moreover, these forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

DESCRIPTION OF BUSINESS

Stingray is engaged in the exploration and development for copper in Mexico. The Corporation's corporate office is located in Toronto, Ontario, Canada and Stingray operates in Mexico through wholly owned Mexican subsidiaries, Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre S.A. De C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.) which have an exploration base located in Hermosillo, Sonora, Mexico.

On May 24, 2007, the Corporation's common shares were listed and posted for trading on the TSX under the symbol "SRY".

On June 28, 2007, the Corporation changed its name from Stingray Resources Inc. to Stingray Copper Inc.

The Corporation has four wholly-owned subsidiaries as follows:

Minera Stingray S.A. de C.V. ("Minera") (1)
Recursos Stingray de Cobre S.A. de C.V. ("Recursos") (1)
4394909 Canada Inc. (2)
4394895 Canada Inc. (2)

(1) Incorporated under the laws of Mexico
(2) Incorporated under the Canada Business Corporations Act

MINERAL EXPLORATION ACTIVITIES

Mineral Exploration Activities

The Corporation's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Corporation from its corporate head office in Toronto, Ontario, Canada. Expenditures on the Corporation's mineral properties for the year ended January 31, 2009 were $ 5,386,390. The Corporation deferred exploration on the Elephant 8 Property and is focused solely on exploration activities at the El Pilar property.

The following table summarizes the continuity of the mineral properties during the period:

	Balance January 31, 2008	Additions	Written off	Balance January 31, 2009
Property				
El Pilar	$ 40,860,928	$ 5,386,390	$ -	$ 46,247,318
Elephant 8	413,168	-	(413,168)	-
	$ 41,274,096	$ 5,386,390	$ (413,168)	$ 46,247,318

El Pilar Property

Acquisition

On December 29, 2006, the Corporation entered into a share purchase agreement (the "Share Purchase Agreement") with Xstrata plc ("Xstrata"), to acquire 100% ownership in the share capital of Noranda Exploration Mexico S.A. de C.V. (Normex"). Upon completion of the Share Purchase Agreement, the Corporation will own a 100% interest in the share capital of Normex which owns a 100% interest in the El Pilar property and several other properties within Mexico. The purchase price is US$20,000,000. Under the Share Purchase Agreement the Corporation paid a non-refundable deposit of $2,562,075 (US$2,250,000) to Xstrata towards the purchase price.

On April 27, 2007 the Corporation completed the acquisition by making cash payments totaling $20,015,858 (US$17,750,000 and by issuing 4,219,652 common shares of the Corporation, representing 5% of the outstanding shares at the closing of the acquisition for consideration of $5,063,582. In addition, the Corporation paid $468,503 as required under the Share Purchase Agreement as severance amount payable to the employees of Normex. The name Normex has been changed to Recursos Stingray de Cobre S.A. de C.V.

The Share Purchase Agreement also provides for an additional 5% of the outstanding shares to be issued to Xstrata upon delivery of a positive feasibility study, a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% Back-In Right provision for Xstrata exercisable under certain conditions. If the Back-In Right provision is exercised, the Corporation would remain the operator of the joint venture.

Technical Report

The Woods Technical Report is available as reference at the Corporation's website and SEDAR. Technical information which has arisen since the Woods Technical Report has been prepared under the supervision of Peter Mordaunt, P.Geo, the President and Chairman of the Board of Directors of the Corporation, who is a "Qualified Person" as such term is defined in National Instrument 43-101.

Property Location

El Pilar is located in north-central Sonora, roughly fifteen (15) kilometres south of the Arizona/Sonora border. The property is situated in the highly productive/prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine (7.1 billion tonnes @ 0.42% copper) in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located (4.7 billion tonnes @ 0.52% copper). This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar lies 45 kilometres northwest of the Cananea Copper Mine of Grupo Mexico, the largest porphyry copper deposit in Mexico and one of the largest in the world. El Pilar consists of seventeen mining concessions that total 7169 hectares located in this prolific copper trend.

Geology and Resources

The El Pilar property is situated in mountain and valley, or basin and range physiographic sub-province. Topography is generally rugged at higher elevations whereas relief in the lower elevations is flat to gentle. The discovery area of the El Pilar property is located near the base of a neighbouring range, at 1,300 metres above sea level. Vegetation at high elevations comprises at least two kinds of oak, while at lower elevations, mesquites, small shrubs and different varieties of cactus are most common.

The El Pilar property can be easily reached by road from Hermosillo, Sonora in Mexico and from Tucson, Arizona in the United States. From Hermosillo, the easiest access is via Hermosillo-Imuris (210 kilometres) and Imuris-San Antonio (36 kilometres), and from San Antonio to San Lazaro (35 kilometres). Road access is by paved highway except for the final section of a good all season gravel road. The route from Hermosillo to San Lazaro takes about 3 1/2 to 4 hours of driving time. The route from Tucson to San Lazaro is a 3 hour drive and utilizes a gravel road from Nogales, Sonora to San Lazaro (30 kilometres).

The climate is classified as semidry with the rainy season in summer and limited rains the rest of the year. The average annual temperature is 17.4°C which would allow for year round operations.

Infrastructure is good in the area, and the topographic characteristics near the resource permit sufficient surface space for an eventual mining operation with enough flat to gentle topography for building leaching pads, waste disposal areas and other infrastructure. A power line is located three kilometres to the south, in the village of San Lazaro. A railroad parallels the Santa Cruz River, and is also located three kilometres south of the discovery area of the El Pilar property. The Santa Cruz aquifer could provide the necessary water needed for a mining operation. Experienced mining personnel and contractors are available at Cananea, located 45 kilometres south east of the El Pilar property.

Copper at El Pilar is hosted by a conglomerate unit containing clasts of intrusive porphyry and highly silicified rock. The mineralization is interpreted to have been derived from a pre existing porphyry copper deposit and/or related structurally controlled copper mineralization. Reconstruction of geological events suggests that this material was mechanically weathered and eroded, transported, and deposited in a conglomerate formation. Details of the property are described in the Woods Technical Report. The NI 43-101 compliant Measured and Indicated Mineral Resource at El Pilar is 199 million tonnes grading 0.346% total copper calculated at a cutoff of 0.25% total copper containing approximately 1.5 billion pounds of copper as calculated by Mike Hester of Independent Mining Consultants, Inc ("IMC") of Tucson, Arizona. At a lower cut-off of 0.20% total copper, the Measured and Indicated Mineral Resource is 276 million tonnes grading 0.311% total copper containing approximately 1.9 billion pounds of copper. The principal copper mineral is chrysocolla which is acid soluble and a known copper mineral in many copper heap leach operations. The Mineral Resource has been drill tested with 100 metre or closer spacing of drill holes.

History

Before Normex's direct involvement there was no Mineral Resource known, only small old workings following narrow veins with erratic copper and molybdenite mineralization. Other small workings in the area were dug by local miners (gambusinos), searching for azurite and turquoise.

In 1992, Normex began acquiring ground at the El Pilar property. From 1992 to 1997 Normex carried out an exploration program that included regional mapping, sampling and limited geophysical surveying.

From 1998 to 1999, Freeport, under agreement with Normex, carried out an exploration program that included regional mapping, rock and vegetation sampling, and some geophysical surveys. This exploration program concluded with a short drilling campaign consisting of a total of 1560.83 metres drilled in eight reverse circulation holes. This program encountered mineralization in three holes, with one hosted in bedrock and two in conglomerate.

After the exploration agreement with Freeport had ended in 2000, Normex continued with a short CSAMT survey and soil sampling exploration program. In addition, Normex carefully assessed the data generated by Freeport, emphasizing lab checks for validating the copper assays from the conglomerates.

From September 2000 to March 2001, Normex completed a drill program of 10,336 metres in 52 diamond drill holes spaced at 200 metre centers. For a detailed review of the historical exploration conducted on the El Pilar property see the Exploration section of the Woods Technical Report.

Geological Setting

The El Pilar property is located in the Basin and Range sub-province of the Sierra Madre Occidental province. The area is characterized by wide valleys and high mountains oriented along a NNW-SSE axis that parallels the Gulf of California. The region is predominately underlain by Tertiary aged andesitic to rhyolitic volcanic rocks and associated gravels along with Laramide aged intrusive and volcanic rocks of intermediate composition. During the Laramide, the region saw abundant intrusive activity resulting in the emplacement of granitic batholiths and stocks. Some of these intrusions generated the large porphyry deposits of Arizona and Northern Sonora. Renewed volcanism in mid to late Tertiary blanketed most of the region with andesitic to rhyolitic volcanic rocks. In a few places older metamorphic and sedimentary rocks are exposed beneath the Tertiary volcanic series. Subsequent basin and range faulting generated a series of grabens and horsts and porphyry hosted deposits underwent deep leaching and secondary enrichment. As a consequence of faulting, pre-mineral exposures are limited to the horsts, and post mineral volcanics and gravels dominate the grabens.

In the vicinity of the El Pilar property, the oldest rock unit is Precambrian granite that is overlain by Paleozoic sedimentary rocks; locally both units are covered by Tertiary rocks. Intrusives of granitic to monzonitic composition with some pegmatitic and aplitic facies intrude all the previous units mentioned above. In the eastern portion of the property, a rhyolitic plug imparts weak silicification with iron oxides on the surrounding volcanic rocks. Finally Tertiary conglomerate and Quaternary sediments cover the flanks of the ranges and the intervening valleys.

Andesitic to trachyandesitic dikes are the youngest rocks in the property area. These dikes mainly trend 320-330° and a smaller number of dikes trends 020°. Such dikes commonly intrude the granite intrusive but rarely the rhyolite intrusive. Structurally the area is affected by a NW-SE faulting system, which in the northern part defines the contact between the bedrock and the conglomerates in the discovery area.

Current Work

<u>Drilling and Mineral Resource Estimate</u>

In May 2007, Stingray began a drilling program at El Pilar planned to enhance the quality of the Inferred Mineral Resource as recommended in the Woods Technical Report by in filling the drill spacing to 100 metres or less between vertical drill holes along the length and across the width of the Inferred Mineral Resources.

The Corporation has completed the infill drill program at El Pilar where 3 drills had been drilling HQ core through most of this past year, completing the drilling in mid-summer 2008. This program of over 40,000 metres drilled in 207 holes have been completed. All drill core samples have been split by the Corporation's staff under the direction of the Corporation's geologists and were delivered for assaying to ALS Chemex, Hermosillo, Sonora, Mexico or to METCON Research, Inc. ("METCON") of Tucson Arizona.

All Stingray drill hole results have been filed at SEDAR and are also available at the Corporation's website with a corresponding location map at the El Pilar property tab.

Upon completion of the drill program, IMC provided an update to the earlier Mineral Resource as indicated in the Woods Technical Report. Table 1 summarizes the Mineral Resource update as calculated by Qualified Person, Mike Hester, F Aus IMM of IMC. At a 0.20% total copper cutoff grade, the Measured and Indicated Mineral Resource is 276.4 million tonnes at 0.31% total copper representing 1.9 billion pounds of contained copper. The Inferred Mineral Resource contains an additional 42.6 million tonnes at an average grade of 0.29% total copper representing 268 million pounds of contained copper. The estimated tonnage and grade of the Measured and Indicated Resources will form the basis for the feasibility study.

Table 1				El Pilar Mineral Resource					IMC Update
	0.25% Total Copper Cutoff			0.20% Total Copper Cutoff			0.15% Total Copper Cutoff		
Mineral Resource Class	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**
Measured	68,777	0.366	553	87,690	0.335	646	103,819	0.311	710
Indicated	129,787	0.335	956	188,694	0.300	1,245	241,088	0.273	1,447
Total Measured & Indicated Resource	**198,564**	**0.346**	**1,510**	**276,384**	**0.311**	**1,891**	**344,907**	**0.284**	**2,158**
Inferred	22,806	0.341	171	42,556	0.287	268	72,848	0.240	384

This mineral resource meets the "reasonable prospects for economic extraction" conditions of the Canadian National Instrument 43-101 code and also the Australian JORC code. A floating cone evaluation at current (September, 2008) spot copper prices and with reasonable operating cost and process recovery assumptions extracts in excess of 95% of the resource presented in Table 1.

Three Main Objectives of Stingray's In Fill Drill Program and Mineral Resource Update:

1) To confirm the Inferred Mineral Resource developed by Magri Consultants of Chile for Noranda/Falconbridge/Xstrata ("Normex") and confirmed in the Woods Technical Report prior to Stingray initiating work at El Pilar. This resource model was the starting point for Stingray's work. Based on significant in fill drilling, Stingray was able to confirm this earlier Inferred Mineral Resource model.

2) To reclassify the previous Inferred Mineral Resource to a predominately Measured and Indicated Mineral Resource which would increase the geologic confidence for use in a feasibility study. At a 0.25% and 0.20% total copper cutoff grade, Stingray's updated resource model is 90% and 87% Measured and Indicated Mineral Resource respectively (based on the updated Mineral Resource numbers). When compared to the previous Inferred Mineral Resource, the updated reclassified Measured and Indicated Resource at both the 0.25% and 0.20% total copper cutoff is more than 100% of the previous Inferred Mineral Resource in the Woods Technical Report, respectively.

3) Finally, to expand the copper contained within the higher confidence Mineral Resource calculation. Additional drilling has resulted in the expansion of the previous Inferred Mineral Resource at a 0.25% total copper cutoff grade and a 0.20% total copper cutoff grade by 16% and 25% respectively, now principally reclassified as a Measured and Indicated Mineral Resource respectively (based on the updated Mineral Resource numbers).

The updated Mineral Resource at El Pilar as calculated by IMC has confirmed, reclassified and expanded on the previous work conducted by Magri Consultants for Normex that was verified in the Woods Technical Report. The updated Mineral Resource calculated by IMC is principally a Measured and Indicated Mineral Resource. This reclassification gives Stingray geoscientific confidence for the feasibility study that is ongoing.

Metallurgical Test Work

Metallurgical work on El Pilar completed by the property's previous owner (Normex) has indicated that the majority of the copper minerals are acid soluble and should be amenable to heap leaching. METCON is conducting the current metallurgical test work program under the stewardship of Mr. Joseph Keane, P.E. This program will incorporate significant metallurgical testing in preparation of the feasibility study for El Pilar which is viewed as an SX–EW (solvent extraction – electrowinning) operation.

Stingray completed its program of 207 infill drill holes at the El Pilar resource in June of 2008. Fifty nine of these drill holes were drilled throughout the resource, specifically for metallurgical work. The drill core material from these drill holes (HQ sized) was shipped from El Pilar to METCON's Tucson laboratory under the direction of the Corporation's geologists. The metallurgical testing program was designed by Mr. Keane, on the basis of the anticipated El Pilar mining schedule. Intercepts were identified from the drill holes completed for the metallurgical program. These intercepts correspond to material that would nominally be mined in the annual mine schedule i.e.: Year 1, Year 2, Year 3, Years 4 to 6 and Years 7 to 9. This resulted in the preparation of five separate drill core composite samples by METCON.

A metallurgical update on the bottle roll results and mini column results was reported in News Release 2008-13 dated September 30, 2008 which is available on SEDAR. Locked cycle column leach test results were reported in News Release 2009-01 dated February 9, 2009 (at SEDAR). Final and complete metallurgical results will be available in 2009 upon the release of the feasibility study.

These composite samples have been subjected to a series of metallurgical tests completed at the METCON laboratory as indicated:

- Bottle Roll Leach Tests
- Mini Column Leach Tests
- Open Cycle Column Leach Tests
- Locked Cycle Column Leach Tests

The principal purposes of these tests are:

1. To determine the optimum leaching characteristics that will provide the highest copper extraction from the composite sample.
2. To determine the ultimate sulfuric acid consumption while optimizing the copper extraction from the composite sample.
3. To determine consumable estimates for the heap leaching operations anticipated for each period in the mine schedule.

Many other leaching parametres are determined as part of these tests. These include the crush size of the composite sample (or lack of crushing), pre-curing the composite samples with sulfuric acid (at different acid concentrations), the concentrations of sulfuric acid to be applied during leaching, the flow rates of leaching solutions, the pH levels maintained during the leach test as well as numerous other conditions including the residual condition of the samples post leaching.

Results of Bottle Roll Leach Tests

The sequential copper analysis is a fast method for determination of copper species and how they will respond to extraction over short periods of time. The soluble copper at El Pilar is represented by chrysocolla as the dominant copper mineral. Residual copper at El Pilar is a combination of sulfide copper minerals and copper wad, however chalcocite is also present which is an acid soluble copper mineral. This method only identifies acid soluble copper minerals as well as copper sulfides. The results presented below in Table 2 cannot directly determine copper extraction or recovery in the column leach test work or ultimately on the heap leach pad.

Table 2: Bottle Roll Leach Test Results

Resource Area	Composite Sample	Head Grade Total Copper (%)	Sequential Copper Analyses Grade of Soluble Copper (%)	Cyanide Soluble Copper (%)	Residual Copper (%)	Calculated Extractable Copper (%)
Starter Pit	Year 1	0.43	0.28	0.024	0.115	76.44
Starter Pit	Year 2	0.41	0.29	0.026	0.107	75.98
Starter Pit	Year 3	0.38	0.23	0.009	0.134	70.97
Phase 2 Pit	Years 4, 5 & 6	0.31	0.18	0.009	0.132	66.89
Ultimate Pit	Years 7, 8 & 9	0.29	0.14	0.009	0.133	58.76

Results of Mini Column Leach Tests

An array of four mini-column leach tests has been completed for each of the Year 1, Year 2 and Year 3 composite samples (the Years 4 to 6 and Years 7 to 9 mini columns are still under leach). For each composite sample, four different pre-cure sulfuric acid dosages was applied (5-day cure period) prior to the column test as follows: 18, 9, 4 and 0 kilograms sulfuric acid per tonne of composite sample. All samples were crushed to 80% passing a 3/8 inch (9.5mm) screen and subject to a sulfuric acid irrigation flow rate of 6.11 liters per hour per square metre.

After completion of the mini-column leaching, Years 1, 2 and 3 composite samples (Starter Pit) indicate copper extractions of 70% or better in all four pre-cure acid dosage conditions as presented in Table 3. Total sulfuric acid consumption ranges from a low of 9.51 to a high of 14.48 kilograms of acid per kilogram of copper extracted.

Table 3: Mini Column Leach Test Results

Resource Area	Head Grade Total Copper %	Sulfuric Acid Pre-Cure Dosage (kg/t)	Leach Cycle (Days)	Indicated Extraction Copper %	Sulfuric Acid Consumption kg/kg Copper
Starter Pit Year 1	0.43	18	98	82.12	12.88
		9	98	80.44	10.35
		4	98	79.09	10.43
		0	98	79.49	9.51
Starter Pit Year 2	0.41	18	98	80.88	12.92
		9	98	78.47	11.47
		4	98	76.65	10.86
		0	98	78.48	10.18
Starter Pit Year 3	0.38	14	98	73.60	14.48
		7	98	71.96	13.06
		3	98	71.63	12.35
		0	98	71.26	11.84

Open Cycle Column Leach Tests (Crush Size vs Pre-Cure Acid Dosage)

An array of six open cycle column leach tests were established for each of the first 3 composite samples (Starter Pit). For each composite sample a pre-cure dosage of 10 and 0 (no cure) kilograms of sulfuric acid per tonne of composite sample was leached vs three different composite sample crush sizes of 80% passing; 9.5 mm, 19 mm and 37.5 mm (or 3/8 inch, ¾ inch and 1 ½ inch respectively).

The preliminary open cycle column leach test results were used by METCON to determine the parametres to be used for the more definitive locked cycle tests that were then immediately established.

Locked Cycle Column Leach Tests (Crush Size vs Flow Rate)

An array of four locked cycle column leach tests was established for each of the 5 composite samples. Two crush sizes for each composite sample of 80% passing: 9.5 mm and 19 mm (or 3/8 inch and ¾ inch respectively), were leached vs two sulfuric acid irrigation flow rates; 6.11 and 7.80 liters per hour per square metre. All samples were subjected to a 5-day pre-cure of 4 kilograms of sulfuric acid per tonne of composite sample. The columns were then leached for a minimum of 120 days.

Testwork results for the crush sizes most reflective of a commercial operation are presented in Table 4 below:

Table 4: Locked Cycle Column Leach Test Results

Composite Year	Copper Extraction (%)	Acid Consumption kg/kg Cu	Acid Consumption kg/t
Year 1	68	6.6	19
Year 2	71	6.3	19
Year 3	64	7.9	18
Years 4 - 6	60	7.5	15
Years 7 - 9	58	9.1	15

Leach Test Parametres: Crush Size 80% passing 37.5 mm, Average of 6.1 and 7.8 litres per hour per square metre flow rate.

Years 1, 2 and 3 Leach Cycle of 128 days.
Years 4 - 6 Leach Cycle of 120 days.
Years 7 - 9 Leach Cycle of 121 days.

Additional metallurgical work for the feasibility study will focus on optimizing economic recovery by considering longer leach times and the cost of additional sulfuric acid consumption as a function of declining sulfuric acid/sulfur prices.

Acid Plant

The price of sulfuric acid will be a major factor in the economics of the El Pilar project. Sulfuric acid has fluctuated from US$60 per tonne (at the time of the El Pilar acquisition in April 2007) to a high of US$650 per tonne and is currently less than US$100 per tonne on the spot market with the price forecast to decline further, in line with other commodities. At the onset of the El Pilar study, Stingray identified the project's sensitivity to this input and also the potential for producing sulfuric acid for its own account via a "captive" sulfuric acid plant. Ample supplies of sulfur, the essential feedstock for an acid plant, are readily available as a steady byproduct from the numerous hydrocarbon plants located in the Gulf of Mexico. Significantly, one tonne of sulfur will convert to slightly more than three tonnes of sulfuric acid. With abundant sources of sulfur and an October 2008 spot price for sulfur of US$150 per tonne, it made sense for Stingray to obtain cost estimates for a plant designed to produce 600 tonnes of sulfuric acid per day. Importantly, the price of sulfur is forecast to revert to an historical norm in the US$70 to US$90 per tonne range within the next year. Modern acid plants represent a clean technology that has been recently permitted throughout the world, including Southern California.

Stingray and M3 Engineering and Technology ("M3") will be reviewing the costs proposed for an acid plant and the potential operating cost benefits attributable to the El Pilar project. This review will be completed in the context of a trade-off study considering the anticipated cost of procuring the project's sulfuric acid requirements from traditional sources in the region. Costs for sulfuric acid rose dramatically in the region during late 2007 and 2008 due to the principal local supplier having its production severely reduced at its smelter due to a continuing miners' strike.

A "captive" acid plant may offer another cost benefit to the El Pilar project by the addition of a cogenerating power plant utilizing "free" steam produced by the acid making process. As the power produced is very low cost, essentially free after the amortization of the cogenerating plant cost, the operating savings compared to purchasing the power from the Mexican power utility could be of great significance in the economic analysis of the project. It is important to note that the power produced from the acid plant contemplated will represent only a portion of the power required for the El Pilar project.

In light of these operating cost benefits the proposals to build an acid plant will be duly considered. The timeliness and capital cost associated with the construction of such a facility will have its own net benefit/cost and payback to the project. The feasibility study will present the optimum operating base case with sensitivity analysis and comparisons for the introduction of operating alternatives.

M3 Engineering and Technology Corporation ("M3") of Tucson, Arizona has been engaged to complete the El Pilar oxide copper project (the "Feasibility Study") as scheduled for delivery in the second calendar quarter of 2009. Stingray's scope of engineering for the El Pilar is defined as an Open Pit, Heap Leach, SX-EW (solvent extraction – electro-winning) copper project with proposed capacity of 35,000 tonnes per year of cathode copper.

M3 is a full service design, engineering and construction management firm with offices and staff in Arizona and Mexico. M3 has significant experience that is relevant to the El Pilar project, as M3 has been the author of several copper project feasibility studies in Mexico and the Southwest United States as well as being the project manager providing Engineering, Procurement and Construction Management ("EPCM") Services. M3 has participated in, designed, and built more than 25 SX-EW plants in the past 10 years primarily in Mexico and the Southwest United States. With a full service office in Hermosillo, M3 has completed more studies and EPCM contracts related to mining in northern Mexico than any other engineering firm.

Stingray and its technical team under the direction of Mr. Ricardo Cornejo, Vice President of Operations have been assessing the technical and financial viability of the El Pilar oxide copper project. Stingray has engaged several third party consultants and engineers to provide their expertise for contribution to the Feasibility Study;

- Mr. Michael Hester, P.E. of IMC to act as the Qualified Person ("QP") for the geological model, the resource and reserve estimates, the mine plan and the mining schedule and to provide a review of the QA/QC report on Stingray's El Pilar drilling database.
- Mr. David Kidd, P.E. of Golder Associates Inc. to act as the QP and complete a geotechnical assessment and determine pit slopes for the open pit and to design the heap leach facility.
- Mr. Joseph Keane, P.E. of METCON to oversee the metallurgical test program designed to establish the copper recoveries and sulfuric acid consumption specific to the El Pilar copper mineralization. M3 to provide the QP for the metallurgical process design.
- Patricia Aguayo Hurtado, Independent Environmental Consultant, to act as the QP and prepare the El Pilar Baseline Environmental Study, the Socio-Economic Study and the preparation of the MIA (Environmental Impact Study) for submission to the Mexican government.
- Dr. Miguel Rangel of IDEAS to prepare the Hydrological Report to assess, determine and apply for necessary water for the project.
- M3 to assess CFE (Mexican Power Authority) options for cost quotes for the delivery of available power to the project.

- SNC Fenco and Haldore Topsoe, both independent engineering and construction firms that build sulfuric acid generation plants for cost estimates for the design, engineering and construction of a plant suitable to meet the El Pilar project requirements.

M3 will utilize the Stingray "Internal Technical Study" as the basis for the Feasibility Study. M3 acknowledges the quality of the underlying contributors to Stingray's Internal Technical Study and will prepare the Feasibility Study in an efficient and cost effective manner. M3 will be responsible for the overview of all aspects of work included in the Feasibility Study. The third party consultants will be the QP in their specific areas of expertise, with Mr. Doug Austin P.E. of M3 being the overall QP for the Feasibility Study including authoring the National Instrument 43-101 regulatory compliant technical study.

The engagement of M3 is consistent with Stingray's philosophy of utilizing the best qualified expertise for the development of the El Pilar project. Stingray will be the beneficiary of the vast experience M3 has gained completing the several recent feasibility studies on copper projects in the region. The Feasibility Study is scheduled for completion in the second calendar quarter of 2009 and will be the cornerstone for project financing, permitting, planning and construction of a mine at El Pilar.

Several elements of engineering and government liaison (i.e. permitting) are expected to continue seamlessly beyond the delivery of the Feasibility Study. This will ensure that the project continues to advance. Associated costs are expected to be nominal but will maintain the timelines for an early start for the El Pilar project.

Exploration Potential

Two holes drilled at the south end and outside of the resources are spaced 600 metres apart and both contain significant mineralized intervals averaging greater than 0.25% copper. The most southerly drill hole along the conglomerate horizon, situated 400 metres further south of the above mentioned holes contains 32 metres of 0.31 % copper and more drilling is needed to confirm the tonnage and grade of the mineralization in this area. Stingray is optimistic that the resource at El Pilar will increase with further drilling.

There is the potential at El Pilar (which is approximately 10 square kilometres) to host a buried copper porphyry which would account for the source of the copper mineralization hosted in the conglomerate currently being drill defined by the Corporation.

Exploration to the north of the known resource at El Pilar is yielding encouraging copper and molybdenum results from surface work. Geological mapping, approximately 2.5 kilometres from the northern limit of the El Pilar resource, at the Arriba Zone, displays a strong fracture system that is oriented in a Northwest-Southeast trend. This trend is parallel to the regional structure that hosts many of the large porphyry copper deposits in Southern Arizona and Northern Sonora. Surface mapping of an area 2200 metres by 400 metres has identified many old workings within three distinct areas where high grade copper and molybdenum were mined historically for direct shipment to local smelters. Veins and silicified disseminations of fractured, acid intrusive rocks reveal malachite, azurite, chrysocolia (copper minerals) and molybdenite (molybdenum mineral). Follow up work in this area will consist of trenching and then diamond drilling of prospective targets.

Mineralization

The El Pilar property lies within the Sonora - Arizona Porphyry Copper Province, about 45 kilometres northwest of the Cananea deposit, the largest porphyry copper deposit in Mexico and one of the largest in the world. The main types of ore deposits in this belt are related to porphyry copper systems, and mineralization typically occurs in hydrothermal breccia pipes, and as disseminations and stockworks. Deposits such as Cananea also exhibit significant replacement mineralization at contacts with limestone, as well as vein type deposits and high grade pegmatite zones.

The El Pilar property hosts an unusual exotic and/or transported copper resource that is atypical for the area. Copper is hosted by a conglomerate unit with clasts of intrusive, porphyry and highly silicified rock. The mineralization is interpreted to have been derived from a pre-existing porphyry copper deposit and/or related structurally controlled mineralization. Reconstruction of events suggests that this material was mechanically weathered and eroded, transported, and deposited in a channel and alluvial fan sequence overlying the lower conglomerate unit.

Discovery Area Mineralization

Mineralization consists dominantly of copper oxides that occur in conglomerate within porphyry clasts, as well as clasts of highly silicified material, and grains in the matrix. The conglomerate hosting the mineralization consists of poorly to well consolidated angular to sub-rounded fragments of intrusive and minor volcanic fragments cemented in a sandy matrix. The productive conglomerate ranges from 30 metres to 180 metres in thickness and mineralization is confined to a southwest trending channel that extends for more than two kilometres. The conglomerate onlaps an outcropping monzonite to the north where faulting of the monzonite took place along a mineralized east - west trending fault zone. The fault zone is highly silicified and contains chrysocolla as veinlets and fracture coatings. Large mineralized clasts in the conglomerate immediately adjacent to this zone are identical to this bedrock mineralization indicating that the source of some of the copper in the conglomerate is from this mineralized structure. The best grade mineralization and the largest, most angular mineralized clasts are situated adjacent to this bedrock source. This immediate area has been interpreted as mineralized paleotalus. This coarse angular mineralized conglomerate is situated adjacent to the east – west trending mineralized fault zone for over 1.6 kilometres. To the south the grade drops initially and then stabilizes. Here, the mineralization is confined to a discrete channel. A buried paleohigh of the underlying volcanic clast conglomerate begins within 100 metres of the exposed monzonite at the north and extends for over 800 metres in a southwesterly direction. Mineralization is confined to channels along the margins of this paleohigh, particularly along the east side. Intercepts of low grade mineralization along the west side of the paleohigh from the first drill campaign prompted follow up in a drill campaign conducted in late 2004 to determine if higher grade mineralized conglomerate occurred adjacent to the low grade material. The results of the drilling were disappointing. The mineralized channel along the east side of the paleohigh is roughly 500 metres wide and although the host conglomerate horizon continues to the east, the mineralization ceases quite abruptly. At the south end of the paleohigh, the well defined mineralized channel ends and the mineralized conglomerate appears to be more fan-like with a width of more than 1 kilometre.

El Pilar Mineralogy

Chrysocolla is the most abundant copper bearing mineral in the resource. It occurs as small microcrystalline patches between rock-forming minerals and can be intimately intergrown with chalcedonic quartz. Mineralogical observations were carried out as part of an ore characterization/predictive metallurgy study on polished thin sections from 58 samples, using ore microscopy, Scanning Electron Microscopy, SEM-EDS beam analyses and Microprobe analyses. The results of this detailed study indicated that the samples were characterized by a strong natural permeability/fracturing and strong oxidation. Iron/silica oxy-hydroxides are pervasive and fairly abundant. Other copper-bearing minerals observed include sulphides (chalcopyrite, bornite, covellite-rare), arsenide (domeykite - rare), carbonate (azurite, malachite) and oxides (cuprite/tenorite). Bornite and chalcopyrite were present exclusively as very fine-grained (<15 micron) relict inclusions in quartz. Chrysocolla and malachite are the most abundant copper carriers in the samples examined. Chrysocolla occurs commonly as coarse clasts. Secondary oxidized copper minerals occur at mineral grain boundaries or lining small cavities, and are partly intergrown with iron oxides.

Drilling

The Corporation has completed 207 drill holes using three drill rigs for an approximate total of 40,000 metres of HQ core drilled at El Pilar. This compares with the Phase 1 Program Estimate of 40,000 metres of drilling as recommended in the Woods Technical Report.

Sampling, Analysis & Security

All samples are taken under the supervision of the Corporation's geologists. A tag number is deposited in each sample bag. Samples are bagged and secured. All samples are stored in a secure area until delivered directly to the analytical laboratory for analysis.

Based on the results of blank samples, standards, and duplicates inserted into the sample sequence, the Corporation's geologists believe that the sample collection and analytical processes are of acceptable industry standards. The Corporation's Data Verification: Quality Assurance and Quality Control Procedures have been documented and will be reviewed by independent QP Mike Hester, for the purposes of the Feasibility Study.

Samples were submitted to ALS-CHEMEX in Hermosillo, Mexico and METCON in Tucson, Arizona where they were prepared and then analyzed. At ALS-CHEMEX, pulps were shipped directly by them to their main laboratory in Vancouver where they were analysed.

Mineral Resource & Reserve

Mike Hester of IMC provided a September 2008 update to the earlier Mineral Resource as indicated in the Woods Technical Report. At a 0.20% total copper cutoff grade, the Measured and Indicated Mineral Resource is 276.4 million tonnes at 0.31% total copper representing 1.9 billion pounds of contained copper. The Inferred Mineral Resource contains an additional 42.6 million tonnes at an average grade of 0.29% total copper representing 268 million pounds of contained copper.

The earlier Woods Technical Report outlined an Inferred Mineral Resources at El Pilar of 180 million tonnes at an average grade of 0.365% total copper using a total copper cutoff of 0.25%. At a lower total copper cutoff of 0.20%, El Pilar contains an Inferred Mineral Resources of 237 million tonnes at an average total copper grade of 0.331%.

There are no reserve estimates at the Corporation's properties at this date. The infill drill program and technical assessments at El Pilar are expected to lead to an estimate of reserves upon the completion of the Feasibility Study.

Proposed Exploration/Work program

The Corporation is completing the Work Plan as set out in the Woods Technical Report. Stingray has scheduled the completion of the Feasibility Study of El Pilar in the second calendar quarter of 2009.

Elephant 8 Property

Stingray has staked the Elephant 8 exploration concession in the area north of Chinipas, Chihuahua. This large concession located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Corporation's geologists have concluded several reconnaissance programs of locating historic production sites and the associated mineralization. Efforts to date have outlined interesting silver and gold mineralization at the San Agustin open cut. Recent efforts to access the property have been unsuccessful due to personal safety risks regarding the Corporation's exploration personnel. The Corporation monitors the accessibility into the area and exploration programs designed to follow up the results of the reconnaissance work will be conducted as conditions allow.

During the year, the Corporation decided to cease exploration activities and place the property under care and maintenance. As a result, the Corporation has written off exploration expenditures of $413,168.

Other Exploration Properties

As part of the Normex purchase, Stingray has acquired several additional exploration properties in Mexico. These properties total more than 187,000 hectares and are at various stages of development which offer Stingray additional exploration opportunities. No work is planned on these properties and they will be allowed to lapse as taxes come due unless a compelling assessment is determined by Stingray's geologists.

OVERVIEW OF PERFORMANCE

The Corporation spent $5,333,400 during the 2009 fiscal year on exploration and development activities on its mineral properties. As at January 31, 2009, the Corporation had mineral exploration properties valued at $46,247,318 as compared to $41,274,096 as at January 31, 2008.

As at January 31, 2009, the Corporation had working capital of $17,236,156 compared to $22,966,486 as at January 31, 2008. The Corporation had cash and cash equivalents of $17,137,058 as at January 31, 2009 compared to $22,823,700 as at January 31, 2008. The decrease in cash and cash equivalents during the year ended January 31, 2009 is primarily due to cash expenditures for the Corporation's exploration activities and operating expenses. The Corporation and its technical team are actively working with several third party consultants and engineers on a Feasibility Study. See "Mineral Exploration Activities".

RESULTS OF OPERATIONS

Selected Annual Information:

Years ended January 31,	**2009**	**2008**	**2007**
Net loss for the year	$ 970,974	$ 2,763,311	$ 636,537
Loss per share – basic and diluted	$ (0.02)	$ (0.06)	$ (0.05)
Total assets	$ 64,223,881	$ 65,519,666	$ 5,153,868

Summary of Quarterly Results:

Selected consolidated financial information for each of the last eight quarters of fiscal 2008 and 2007 (unaudited):

Quarter Ended	**Interest Income**	**Profit/(Loss) For the Period**	**Loss Per Share ***
January 31, 2009	$139,455	$(515,784)	$(0.01)
October 31, 2008	$145,694	($200,066)	($0.00)
July 31, 2008	$178,201	($315,631)	($0.01)
April 30, 2008	$255,016	$60,507	$0.00
January 31, 2008	$270,625	($814,291)	($0.01)
October 31, 2007	$299,330	$46,827	$0.00
July 31, 2007	$285,508	($698,809)	($0.01)
April 30, 2007	$336,600	($1,297,038)	($0.08)

*basic and diluted

Year ended January 31, 2009

The net loss for the year ended January 31, 2009 was $970,974, ($0.02 per share) compared to a loss of $2,763,311, ($0.06 per share) for the prior fiscal year. The decrease of $1,792,337 is namely attributable to:

- Write-off of mineral property increased by $115,337 from $297,831 in 2008 to $413,168 in 2009.
- Foreign exchange gain increased by $162,410 from a loss of $84,655 in 2008 to a gain of $77,755 in 2009.
- Interest income decreased by $173,698 from $892,064 in 2008 to $718,366 in 2009.
- Stock based compensation decreased by $1,063,573 from $1,352,748 in 2008 to $289,175 in 2009.
- Professional fees increased by $88,215 from $29,332 in 2008 to $117,547 in 2009.
- Property maintenance costs were $213,209 in 2009 compared with Nil in 2008.
- Regulatory fees decreased by $106,490 from $133,345 in 2008 to $26,855 in 2009.
- Ontario Capital taxes were $59,191 in 2009 compared with Nil in 2008.
- Salaries and benefits increased by $51,036 from $402,451 in 2008 to $453,487 in 2009.

Three months ended January 31, 2009

The net loss for the three months ended January 31, 2009 was $515,784 ($0.01 per share) compared to net income of $814,291, ($0.02 per share) for the three months ended January 31, 2008. The increase in net loss of $1,115,707 is namely attributable to:

- Interest income increased by $131,171 from $139,455 in 2008 to $270,626 in 2009.
- Foreign exchange gain increased by $43,640 from $5,667 in 2008 to $49,307 in 2009.
- Ontario Capital tax was $59,191 compared with Nil in 2008.
- Future income taxes increased by $1,128,536 from an expense of $994,200 in 2008 to a future tax recovery of $134,336 in 2009.
- Property maintenance costs were $213,209 in 2009 compared with Nil in 2008.
- Write off of a mineral property of $356,519 as compared with Nil in 2008.
- Project evaluation expenses increased by $83,579 from $8,026 in 2008 to $91,605 in 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's working capital at January 31, 2009 is $17,137,058. This working capital position, comprised substantially of cash, is sufficient to fund the Corporation's overheads for the foreseeable future and to fund the Feasibility Study for the El Pilar Copper property in Mexico. See section titled "Mineral Properties".

The Corporation has cash and cash equivalents of $17,833,563 as at January 31, 2009. The Corporation derives its revenues from interest thereon. Revenues are expected to decline over time as the cash is used to fund exploration and development activities on the El Pilar property. The cash is secured and is redeemable upon demand without penalty, and is invested as either Guaranteed Investment Certificates ("GIC's"), or as cash held in the Corporation's bank account. There is no investment of cash in asset backed commercial paper.

A decrease of $479,651 in accounts payable and accrued liabilities from $1,077,058 at January 31, 2008 to $597,407 at January 31, 2009 was mainly due to the timing of vendor invoices received relative to when they were paid.

Stingray is a development stage corporation without operating revenues and therefore, the Corporation must utilize its current cash reserves, income from cash reserves, funds obtained from the exercise of warrants and stock options and other financing transactions to maintain the Corporation's capacity to meet working capital requirements and ongoing exploration program, or to fund any further development activities. See "Risk Factors" of this MD&A.

The Corporation relies on external financings to generate capital. As a result, the Corporation continues to incur net losses.

RISK FACTORS

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations of metal prices, the proximity and capacity of milling facilities, mineral markets, availability of sulphuric acid, processing reagents and equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Corporation not receiving an adequate return on investment capital.

Exploration and Development Efforts May Be Unsuccessful

There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Lack of Cash Flow

None of the Corporation's properties have advanced to the commercial production stage and the Corporation has no history of earnings or cash flow from operations. The Corporation does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations in the near future.

The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Corporation is through the sale of its securities. Future additional equity financing would cause dilution to current shareholders.

No Proven Reserves

The properties in which the Corporation has an interest are still in the exploratory stage and none are in commercial production. The El Pilar property is however at an advanced stage of development.

No Guarantee of Clear Title to Mineral Properties

While the Corporation has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title.

Concessions in Mexico

In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. Under Mexican mining law, the exploration concessions are granted for a non-extendable six-year period. Exploitation concessions have a 50-year term and are renewable for another 50-year term with a 5-year prior notice. However no concession will be granted within areas that have been incorporated into the National Mining Reserves.

Uncertainty of Obtaining Additional Funding Requirements

Programs planned by the Corporation may necessitate additional funding, which could cause a dilution of the value of the investment of the shareholders of the Corporation. The recuperation value of mining properties indicated in the balance sheet depends on the discovery of mineralization that can be profitably exploited and on the Corporation's capacity to obtain additional funds in order to realize these programs.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of Mineral Resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques.

Competition

The mining industry is intensively competitive in all its phases. The Corporation competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

Environmental Regulations

The current and future operations of the Corporation, including further exploration, development activities and commencement of production on its properties, require permits from various Mexican Federal and State governmental authorities.

Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance, however, that all permits which the Corporation may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Corporation. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limiting to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Foreign Operations

The Corporation's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of Mexico affecting foreign trade, investment and taxation.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Operations in which the Corporation has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Corporation may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Corporation's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for mining activities.

The Ability to Manage Growth

Should the Corporation be successful in its efforts to develop its mineral properties or to raise capital for other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Corporation's business would place further demands on its management, operational capacity and financial resources. The failure to manage growth effectively could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Lack of a Dividend Policy

The Corporation does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Corporation will remain subject to the discretion of the Corporation's board of directors and will depend on results of operations, cash requirements and future prospects of the Corporation and other factors.

Possible Dilution to Present and Prospective Shareholders

The Corporation's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Corporation, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares.

Dependence on Key Personnel

The Corporation strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term.

As the Corporation's operations expand, additional general management resources will be required, especially since the Corporation encounters risks that are inherent in doing business in several countries.

Conflict of Interest

Certain directors of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

Market Price of Common Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Corporation's share price is also likely to be significantly affected by short-term changes in copper prices or in its financial condition or results of operations as reflected in its quarterly financial reporting. Other factors unrelated to the Corporation's performance that may have an effect on the price of common shares include the following: the extent of analytical coverage available to investors concerning the Corporation's business may be limited if investment banks with research capabilities do not continue to follow the Corporation; lessening in trading volume and general market interest in the Corporation's securities may affect an investor's ability to trade significant numbers of common shares; the size of the Corporation's public float may limit the ability of some institutions to invest in the Corporation's securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Corporation's securities to be delisted from the exchange on which they trade, further reducing market liquidity. As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Corporation's long-term value.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. The appreciation of non-US dollar currencies against the US dollar can increase the cost of copper production in US dollar terms. Most of the Corporation's expenditures that occur in Mexico are paid in US currency. Accordingly, a strengthened US dollar relative to the Canadian dollar would negatively impact the Corporation. To a lesser extent and similarly, a strengthened Mexican peso relative to the Canadian dollar would also negatively impact the Corporation.

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation's operations could be adversely impacted and the value and the price of the common shares and other securities may be adversely affected.

Reliance on Limited Number of Properties

The only property interests of the Corporation are currently El Pilar, Elephant 8 and several other properties acquired as part of the Normex purchase. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting any of these properties could have a material adverse effect upon the Corporation.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Corporation's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond the Corporation's control.

Mineral properties

The Corporation's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Corporation's recoverability evaluation is based on market conditions for minerals, underlying Mineral Resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

Stock-based compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Corporation's control and will depend, among other things, upon a variety of factors including the market value of Corporation shares and financial objectives of the holders of the options. The Corporation has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Corporation's financial condition.

CONTRACTUAL COMMITMENTS

The Corporation has no material contractual commitments. All mineral property agreement commitments are at the option of the Corporation and the Corporation can terminate the agreements prior to being required to make any payments on any underlying property.

The Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future and anticipates that such obligations will only arise when full scale development of the El Pilar project commences. As the El Pilar project is still in the exploration and development stage and no significant environmental impact has occurred to date, the Corporation does not currently consider that expenditures required to meet any ongoing environmental obligations at the El Pilar project are material to its results or to financial condition to the Corporation at this time. However, these costs may become material in the future and will be reported in the Corporation's filings at that time.

RELATED PARTY TRANSACTIONS

For the year ended, January 31, 2009, the Corporation incurred professional fees of $47,930 (2008 – $129,699) to a law firm in which a director of the Corporation is a partner.

For the year ended January 31, 2009, consulting fees of $56,300 (January 31, 2008 – Nil) were paid to two directors of the Corporation. These expenditures have been allocated to mineral exploration properties.

Amounts due to related parties are due to directors, companies controlled by directors and companies with directors in common. These amounts are unsecured, non-interest bearing, with no specific terms of repayment and are included in accounts payable and accrued liabilities: 2009 - $13,312 (2008 – Nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

As of April 22, 2009, the Corporation had 58,725,982 common shares outstanding, as well as stock options to purchase 3,310,000 common shares at a weighted average of $1.04 and share purchase warrants to purchase 20,850,000 common shares at $1.80 per share, which expire April 24, 2009.

OFF-BALANCE SHEET TRANSACTIONS

During the years ended January 31, 2009 and 2008, the Corporation was not involved in any off-balance sheet transactions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A detailed summary of all of the Corporation's significant accounting policies is included in Note 2 to the Audited Consolidated Financial Statements for the year ended January 31, 2009.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

1. Changes in accounting policies

a) *Capital disclosures*

In December 2006, the CICA issued Handbook Section 1535, *Capital Disclosures*, which establishes standards for disclosing information about an entity's capital and how it is managed. The entity's disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. The new standard became effective on February 1, 2008. The adoption of Section 1535 resulted in the addition of Note 3 to the consolidated financial statements.

b) Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. Section 3862 modifies the disclosure requirements of Section 3861, *Financial Instruments – Disclosure and Presentation*, including required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the extent of risks arising from financial instruments to which the Corporation is exposed and how the Corporation manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. The new standards became effective on February 1, 2008. The adoption of Section 3862 and Section 3863 resulted in the addition of Note 4(b) to the consolidated financial statements.

2. Future accounting pronouncements

a) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, "Revenues and expenses during the pre-operating period." The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009. Management is currently assessing the impact that the adoption of Section 3064 will have on the consolidated financial statements.

b) Convergence with International Financial Reporting Standards

On February 13, 2008, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards ("IFRS") over a transitional period to be complete by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Corporation is currently assessing the impact of the ultimate adoption of IFRS on the Corporation.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls

Disclosure controls and procedures ("Disclosure Controls") are procedures designed to provide reasonable assurance that all relevant information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

Management, including the CEO and the CFO, does not expect the Corporation's Disclosure Controls will prevent or detect all error and all fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected.

National instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", issued by the Canadian Securities Administrators ("CSA") requires the CEO and CFO to certify that they are responsible for establishing and maintaining Disclosure Controls for the issuer, that Disclosure Controls have been designed to provide reasonable assurance that material information relating to the issuer is made know to them, that they evaluated the effectiveness of the issuer's Disclosure Controls, and that their conclusions about the effectiveness of those Disclosure Controls at the end of the period covered by the relevant annual filings have been disclosed by the issuer.

Stingray's CEO and the CFO have evaluated the effectiveness of the Corporation's Disclosure Controls as at January 31, 2009, and concluded that, subject to the inherent limitations noted above, those disclosure controls were effective for the year then ended.

Internal Controls over Financial Reporting

National Instrument 52-109 also requires CEO's and CFO's to certify that they are responsible for conducting an evaluation of the effectiveness of internal controls over financial reporting ("ICFR"), as defined by the CSA, for the Corporation, that the ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP, and that the Corporation has disclosed any changes in its ICFR during its most recent interim period that has materially affected, or is reasonably likely to materially affect, its financial reporting.

As discussed above, the inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected. Therefore, no matter how well designed, ICFR has inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and may not prevent and detect all misstatements.

Management conducted an assessment of the effectiveness of ICFR in place as of January 31, 2009 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in annual filings. The board of directors assesses the integrity of the public financial disclosures through the oversight of the Audit Committee.

IFRS IMPLEMENTATION PLAN

The AcSB has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Corporation will report interim and annual financial statements in accordance with IFRS beginning with the quarter ended January 31, 2012. The Corporation has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of identifying the key accounting policy changes that may be required. Once the potential accounting policy changes have been identified, other elements of the plan will be addressed including the implication on information technology, internal controls, contractual arrangements and employee training.

OUTLOOK

The Corporation is currently completing the Feasibility Study at the El Pilar property. At January 31, 2009 the Corporation had a working capital balance of $17.2 million which places the Corporation in a strong financial position to carry out its planned exploration, permitting and development activities for the upcoming periods.

The Corporation is completing the Work Program outlined in the Corporation's 43-101F1 Technical Report at SEDAR titled "El Pilar Property Report, Sonora State, Mexico" dated December 31, 2006 and amended on April 9, 2007. The work included infill drilling, metallurgical testwork, ongoing environmental and hydrological studies and permitting activities, geotechnical assessments, resource reserve estimates and engineering and economic studies leading to the Feasibility Study the Corporation expects to deliver in the second calendar quarter of 2009.

The Corporation is well financed to complete the Feasibility Study and will then review its options to advance the El Pilar to commercial production.